SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOBSON COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

12.25% Senior Exchangeable Preferred Stock

13% Senior Exchangeable Preferred Stock
(Title of Class of Securities)

256069303 (12.25% Senior Exchangeable Preferred Stock)
256072505 (13% Senior Exchangeable Preferred Stock)
(CUSIP Number of Class of Securities)

Bruce R. Knooihuizen
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Paul W. Theiss, Esq. Bruce F. Perce, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Timothy J. Melton, Esq. Edward B. Winslow, Esq. Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 (312) 782-3939

Amount Previously Paid: $19,532	Filing Party: Dobson Communications Corporation
Form or Registration No.: Form S-4 (No. 333-126247)	Date Filed: June 30, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third–party tender offer subject to Rule 14d–1.

☑	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission on August 16, 2005, by Dobson Communications Corporation, an Oklahoma corporation (the “Company”), and relates to an offer by the Company to exchange (the “Exchange Offer”) cash and shares of the Company’s Class A common stock (“Common Stock”) for up to 32,327 shares, or 70%, of the Company’s outstanding 12.25% Senior Exchangeable Preferred Stock (the “12.25% Preferred Stock”) and up to 135,029 shares, or 70%, of the Company’s 13% Senior Exchangeable Preferred Stock (the “13% Preferred Stock”, collectively with the 12.25% Preferred Stock, the “Preferred Stock”), subject to proration by series as described in the exchange offer prospectus (the “Original Prospectus”), as supplemented by the prospectus supplement dated August 15, 2005 (the “Prospectus Supplement” and together with the Original Prospectus, the “Prospectus”), and upon terms and subject to the conditions specified in the Prospectus. The Prospectus is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-126247), relating to the shares of Common Stock to be issued to stockholders in the Exchange Offer (the “Registration Statement”). The maximum aggregate number of shares of Preferred Stock validly tendered and not properly withdrawn that the Company will accept in the Exchange Offer is 167,356 shares of Preferred Stock.

     Holders of the Company’s 12.25% Preferred Stock and 13% Preferred Stock will receive, for each share of Preferred Stock validly tendered and not properly withdrawn, (1) cash in the amount of $300.00 and (2) shares of the Company’s Class A common stock with a market value, based on the volume weighted average price of the Class A common stock on the Nasdaq National Market during the ten trading day period ending on August 16, 2005 of $844.00, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of Preferred Stock validly tendered and not properly withdrawn.

     If less than 32,327 shares of 12.25% Preferred Stock are validly tendered and not properly withdrawn, then the number of shares of 13% preferred stock subject to the Exchange Offer will be increased by a number equal to the difference between 32,327 and the number of shares of 12.25% Preferred Stock validly tendered and not properly withdrawn. If less than 135,029 shares of 13% Preferred Stock are validly tendered and not properly withdrawn, then the number of shares of 12.25% preferred stock subject to the Exchange Offer will be increased by a number equal to the difference between 135,029 and the number of shares of 13% Preferred Stock validly tendered and not properly withdrawn. If more than 32,327 shares of 12.25% Preferred Stock and 135,029 shares of 13% Preferred Stock are validly tendered and not properly withdrawn, shares of Preferred Stock tendered in the Exchange Offer will be subject to proration by series and described in the Prospectus.

     The Company has entered into a support agreement (the “Support Agreement”) with holders that own in the aggregate approximately 63% of the outstanding shares of each series of Preferred Stock (the “Locked-Up Holders”) pursuant to which the Locked-Up Holders have agreed, among other things, to tender these shares of Preferred Stock. Any shares of Preferred Stock tendered pursuant to the Support Agreement will be treated as if those shares were validly tendered and not withdrawn pursuant to the Exchange Offer. If the conditions to the Locked-Up Holders’ obligations to tender their shares are met, the minimum tender condition of the Exchange Offer will be satisfied. Shares of Preferred Stock tendered by Locked-Up Holders will be accepted, subject to proration by series as described in the Prospectus, along with shares validly tendered and not properly withdrawn by other holders of Preferred Stock tendering into the Exchange Offer. The consideration we will pay to the Locked-Up Holders is the same as the consideration that we will pay to other holders of Preferred Stock in the Exchange Offer.

     The Company is also soliciting consents from holders of our 12.25% Preferred Stock and holders of our 13% Preferred Stock to (1) amend the respective certificate of designation governing each series of Preferred Stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of Preferred Stock for a period of 18 months from the expiration date of the Exchange Offer, after which time a revised set of covenants would be applicable to the Preferred Stock as long as an aggregate of at least 15,000 shares of 12.25% Preferred Stock and 13% Preferred Stock are outstanding, and (2) waive compliance by the Company with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the Exchange Offer. To amend the certificates of designation and obtain waivers of compliance by the Company with these provisions, the Company must receive consents from holders of a majority of the outstanding shares of each series of Preferred Stock. Tenders of shares of Preferred Stock in the Exchange Offer or pursuant to the Support Agreement will be deemed to constitute the delivery of consents to the proposed amendments and related waivers with respect to the shares of Preferred Stock tendered, and delivery of consents will be deemed to constitute tenders of shares of Preferred Stock in the Exchange Offer. Because the Locked-Up Holders have agreed to tender approximately 63% of the outstanding shares of the 12.25% Preferred Stock and the 13% Preferred Stock, the requirement to obtain tenders and consents from holders of a majority of the outstanding shares of each series of Preferred Stock will be satisfied. We will not pay any additional consideration for these consents.

     The information set forth in the Prospectus, including the exhibits thereto, and the accompanying Letters of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation”, “Summary—The Exchange Offer and Consent Solicitation” and the Prospectus Supplement regarding the expiration date is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address.

     The name of the subject company is Dobson Communications Corporation. The address of the Company’s principal executive offices is 14201 Wireless Way Oklahoma City, Oklahoma 73134. The Company’s telephone number is (405) 529-8500.

     (b) Securities.

     The information set forth in the Prospectus in the section entitled “Description of Capital Stock” is incorporated herein by reference.

     (c) Trading Market and Price.

     There is no established trading market for the Preferred Stock. The information set forth in the Prospectus in the section entitled “Market Price of and Dividends on Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address.

     The filing person is the issuer. The information set forth in Item 2(a) above and under the heading “Management” and “Principal Stockholders” in the Prospectus is incorporated herein by reference.

     Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
Everett R. Dobson(1) (2)	Chairman of the Board
Steven P. Dussek (2)	Chief Executive Officer and President
Bruce R. Knooihuizen	Executive Vice President and Chief Financial Officer
Trent W. LeForce	Controller and Assistant Secretary
Timothy J. Duffy	Senior Vice President and Chief Technical Officer
R. Thomas Morgan	Senior Vice President and Chief Information Officer
Richard D. Sewell, Jr.	Treasurer
Stephen T. Dobson(1)	Secretary and Director
Mark S. Feighner	Director

Name	Position
Fred J. Hall	Director
Justin L. Jaschke	Director
Albert H. Pharis, Jr.	Director
Robert A. Schriesheim	Director

(1)	Everett R. Dobson and Stephen T. Dobson are brothers

(2)	Effective April 11, 2005, Everett R. Dobson ceased to be Chief Executive Office and President and Steven P. Dussek became Chief Executive Office and President

     The address and telephone number of each director and executive officer is: c/o Dobson Communications Corporation, 14201 Wireless Way Oklahoma City, Oklahoma 73134, telephone umber is (405) 529-8500.

Item 4. Terms of the Transaction.

     (a) Material Terms.

     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Summary—The Exchange Offer and Consent Solicitation,” “Description of Capital Stock—Common Stock,” “Description of Capital Stock—General Terms of Preferred Stock,” “Description of Capital Stock—12.25% Senior Exchangeable Preferred Stock,” “Description of Capital Stock—13% Senior Exchangeable Preferred Stock,” “The Exchange Offer and Consent Solicitation—Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—General,” “The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer,” “The Exchange Offer and Consent Solicitation—Description of the Support Agreement,” “The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment,” “The Exchange Offer and Consent Solicitation—Exchange of Preferred Stock; Settlement,” “The Exchange Offer and Consent Solicitation—Proration,” “The Exchange Offer and Consent Solicitation—No Fractional Shares of Class A Common Stock,” “The Exchange Offer and Consent Solicitation—Procedures for Tendering and Consenting,” “The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents,” “The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents,” “The Exchange Offer and Consent Solicitation—The Proposed Amendments,” “The Exchange Offer and Consent Solicitation—Accounting Treatment,” “The Exchange Offer and Consent Solicitation—Subsequent Repurchases of Shares of Preferred Stock,” “Comparison of Rights Between Our Preferred Stock and Our Common Stock,” and “Material U.S. Federal Income Tax Considerations” and on the cover of the Prospectus Supplement is incorporated herein by reference. The Company does not expect its directors, officers or controlling stockholder to tender shares of Preferred Stock in the Exchange Offer.

     (b) Purchases.

     The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company, and therefore, no securities will be purchased by the Company from any such persons in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities.

     The information set forth in the Prospectus in the section “Questions and Answers About the Exchange Offer and Consent Solicitation—What are the maximum and minimum number of shares of preferred stock being sought in the exchange offer,” “Questions and Answers About the Exchange Offer and Consent Solicitation—How does the support agreement work,” “Questions and Answers About the Exchange Offer and Consent Solicitation—What are the conditions to the obligations of the locked-up holders to tender their shares of preferred stock in the exchange offer,” “Description of Capital Stock—Common Stock—Investors’ Agreement” and “The Exchange Offer and Consent Solicitation—Description of the Support Agreement” is incorporated by reference. As of the date hereof, Capital Research and Management Company, Cobalt Capital Management, Inc. JMB Capital Partners, LP Credit Suisse First Boston LLC, CSS LLC and Scroggin Capital are parties to the Support Agreement.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes.

     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—What is the purpose of the exchange offer and consent solicitation,” “Summary—The Exchange Offer and Consent Solicitation—Purpose of the Exchange Offer,” and “The Exchange Offer and Consent Solicitation—Reasons for and Purpose for of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.

     (b) Use of Securities Acquired.

     The information set forth in the Prospectus in the section entitled “The Exchange Offer and Consent Solicitation—General” is incorporated herein by reference.

     (c) Plans.

     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—What is the purpose of the exchange offer and consent solicitation,” “Questions and Answers About the Exchange Offer—Will I receive accumulated, undeclared and unpaid dividends on the preferred stock I tender,” “Questions and Answers About the Exchange Offer—What are the conditions to the closing of the exchange offer,” “Summary— The Exchange Offer and Consent Solicitation—Accrued Dividends on Preferred Stock,” “Summary— The Exchange Offer and Consent Solicitation—Conditions to the Offer,” “Risk Factors—By tendering your shares of preferred stock, you will lose your right to receive any dividend payments on your series of preferred stock and the redemption payment,” “Risk Factors – Shares of preferred stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources—Preferred Stock,” “Management—Rights of Holders of Preferred Stock,” “The Exchange Offer and Consent Solicitation—General” and “The Exchange Offer and Consent Solicitation —Conditions of the Exchange Offer—Stockholder Approval” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds.

     The information set forth in the Prospectus in the section entitled “The Exchange Offer and Consent Solicitation—Financing of the Exchange Offer” is incorporated herein by reference. The funds will come from Wireless Investments, Inc., a wholly owned subsidiary of the Company that has been designated an unrestricted subsidiary under the instruments governing the Company’s outstanding indebtedness.

     (b) Conditions.

     The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Financing of the Exchange Offer” and “The Exchange Offer and Consent Solicitation—Conditions to the Exchange Offer—Stockholder Approval” is incorporated herein by reference.

     (d) Borrowed Funds.

     Not applicable.

Item 8. Interest in the Securities of the Subject Company.

     (a) Securities Ownership.

     The information set forth in the Prospectus in the sections entitled “Management” and “Principal Stockholders” is incorporated herein by reference.

     (b) Securities Transactions.

     Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations.

     The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Dealer Manager and Solicitation Agent,” “The Exchange Offer and Consent Solicitation Agent—Exchange Agent,” and “The Exchange Offer and Consent Solicitation—Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information.

     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer— Where can I find more information about Dobson Communications,” “Where You Can Find More Information” and “Consolidated Financial Statements” is incorporated herein by reference. The information set forth in the Form 10-Q attached to the Prospectus Supplement is incorporated herein by reference.

     (b) Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer and Consent Solicitation—What are the conditions to the closing of the exchange offer,” “Summary—The Exchange Offer and Consent Solicitation—Conditions to the Offer” and “The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer” is incorporated herein by reference.

     (b) Other Material Information.

     Not applicable.

Item 12. Exhibits.

(a)(1)	Prospectus supplement, dated August 15, 2005, filed by the Company pursuant to Rule 424(b) on August 15, 2005 (incorporated by reference).

(a)(2)	Press Release, dated August 15, 2005, filed by the Company pursuant to Rule 425 on August 15, 2005 (incorporated by reference).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a)      Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ Ronald L. Ripley

Name:	Ronald L. Ripley
Title:	Senior Vice President and General Counsel
Date:	August 16, 2005

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
(a)(1)	Prospectus, dated August 15, 2005, filed by the Company pursuant to Rule 424(b) on August, 2005 (incorporated by reference).

(a)(2)	Press Release, dated August 15, 2005, filed by the Company pursuant to Rule 425 on August, 2005 (incorporated by reference).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.